03 JAN 23 AM 7:21

WashTec AG

WashTec AG • Argonstraße 7 • D-86153 Augsburg

Securities and Exchange Commi
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

03003245

SUPPL

Date, 16. January 2003

Re: ***Washtec AG***
Exemption Number: 82-04888

PROCESSED
FEB 0 3 2003
THOMSON FINANCIAL

Dear Sir or Madam,

In connection with Washtec AG exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(iii), enclosed please find our press release of January 16th, 2003 concerning " WashTec concentrates car wash production in Augsburg"

The Bank of New York acts as Depositary bank for the above referenced company under the Form F-6 registration statement number 333-10000 which was declared effective by The SEC on *March 18, 1999.*

Sincerely,

WashTec AG
(secretary)

Christine Baisley

dlw 1/24

WashTec AG | Argonstraße 7 • D-86153 Augsburg
Telefon: +49 (0) 821/5584-0
Telefax: +49 (0) 821/5584-1204
Internet: www.washtec.de
Vorstand: Wolfgang Decker (Vors.), Sabine Decker, Dirk Brunnengräber
Aufsichtsratvorsitzender: Dr. Märten Burgdorf
Bankverbindung: Deutsche Bank Augsburg, BLZ: 720 700 01, Kto.-Nr.: 024 261 000
Sitz der Gesellschaft: Augsburg, HRB 81 Amtsgericht Augsburg

101/08.02

WashTec

Press Contact:
Haubrok Investor Relations
Widenmayerstr. 32
80538 München
Germany
Tel. ++49 (89) 21027 - 0
Fax ++49 (89) 21027-289
Email:
office.muc@haubrok.de

PRESS RELEASE

WashTec concentrates car wash production in Augsburg

Augsburg, Jan 16, 2003 – In the context of the centralization of its business units, WashTec AG (WKN 750750), the leading supplier of cleaning technology for transport systems, will shut down its Schöllkrippen plant in the course of 2003. Production of car washes is to be concentrated in Augsburg. The new SoftCare product line launched in 2002 will replace the California Kleindienst and Wesumat product families. This new, more efficient machine generation will be produced in a single location, which will allow for more streamlined corporate structures especially in the administrative area. The Schöllkrippen plant used to produce California Kleindienst roll-over washes.

"Maintaining the Schöllkrippen plant under these circumstances would have been uneconomical in the long term simply because of the additional administrative expenses and the high complexity costs. The concentration on a single production plant in Germany is the logical consequence of the implementation of our consistent brand policy and our efforts to establish lean and efficient corporate structures," said Sabine Decker, WashTec AG's CFO. The Board expects the centralization to result in potential savings of approx. € 3 million p.a. as well as in further optimized cost structures. WashTec aims to achieve an EBIT margin of 8% in the medium term.

98 of the 182 Schöllkrippen employees will be offered new jobs in Augsburg. "As in the past, we will work with the workers' Council to find a solution that is acceptable to both sides," said Sabine Decker.